SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D
                             (AMENDMENT NO. 1)
                 Under the Securities Exchange Act of 1934


                           EndoSonics Corporation
                           ----------------------
                              (Name of Issuer)

                       Common Stock, $.001 par value
                       -----------------------------
                       (Title of Class of Securities)

                                 29264K105
                                 ---------
                               (CUSIP Number)

                         Antti Ristinmaa JOMED N.V.
                             Drottninggatan 94
                            S-252 21 Helsingborg
                                   Sweden
                         Telephone: 46-42-490-6000
                         Facsimile: 46-42-490-6001
        (Name, address and telephone number of person authorized to receive notices and communications)

                          ------------------------

                                  Copy to:
                           Bertil Lundqvist, Esq.
                           Randall H. Doud, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                             Four Times Square
                             New York, NY 10036
                          Telephone: 212-735-3000

                             September 21, 2000
                            --------------------
          (Date of Event which Requires Filing of this Statement)



            If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

            Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See
Section 240.13d-7 for other parties to whom copies are to be sent.

            * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




SCHEDULE 13D

CUSIP NO. 29264K105
-----------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         JOMED N.V.
         S.S. or I.R.S. Identification No. of Above Person: N/A
-----------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a)  |_|
                                                                   (b)  |_|
-----------------------------------------------------------------------------
   3     SEC USE ONLY

-----------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         BK, AF, WC, OO
-----------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                         |_|
-----------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         The Netherlands
-----------------------------------------------------------------------------
                      7     SOLE VOTING POWER

                            1,000
    NUMBER OF         -------------------------------------------------------
      SHARES          8     SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY               0
       EACH           -------------------------------------------------------
    REPORTING         9     SOLE DISPOSITIVE POWER
      PERSON
       WITH                 1,000
                      -------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER

                            0
-----------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,000
-----------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                 |_|
-----------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         100
-----------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*

         HC, CO
-----------------------------------------------------------------------------

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!





SCHEDULE 13D

CUSIP NO. 29264K105
-----------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         JOMED Acquisition Corp. *(Following the Merger described in Item 5 below, this entity no longer exists.)
         S.S. or I.R.S. Identification No. of Above Person: N/A
-----------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a)  |_|
                                                                   (b)  |_|
-----------------------------------------------------------------------------
   3     SEC USE ONLY

-----------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         N/A
-----------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                       |_|
-----------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         N/A
-----------------------------------------------------------------------------
                      7     SOLE VOTING POWER

                            N/A
     NUMBER OF        -------------------------------------------------------
      SHARES          8     SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY               N/A
       EACH           -------------------------------------------------------
    REPORTING         9     SOLE DISPOSITIVE POWER
      PERSON
       WITH                 N/A
                      -------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER

                            N/A
-----------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         N/A
-----------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                  |_|
-----------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         N/A
-----------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*

         N/A
-----------------------------------------------------------------------------

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!



ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

      Item 5 (a)-(b) is hereby amended to include the following:

      On September 21, 2000, at 5.25 PM Eastern Standard Time (the "Effective Time"), Purchaser was merged with and into Company (the "Merger"). As a result of the Merger, as of the Effective Time, (a) each issued and outstanding Share, save for Shares owned by Purchaser, was cancelled, retired and convereted into the right to receive the same consideration as paid in the Offer or, if the owner of such Share exercise appraisal rights, the consideration determined in accordance with Section 262 of the General Corporation Law of the State of Delaware, and each Share held in the Treasury of the Company or owned by Purchaser was cancelled, and (b) each issued and outstanding share of Purchaser was converted into one validly issued, fully paid and nonassessable share of Common Stock of the Company. Parent, the holder of all 1,000 issued and outstanding shares of Common Stock of Purchaser, thus became the owner of all 1,000 shares of Common Stock of the Company.




                                 SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 2, 2000

                                    JOMED N.V.


                                    By: /s/ Tor Peters
                                        ------------------------------------
                                        Name: Tor Peters
                                        Title: President




                               EXHIBIT INDEX

      The Exhibit Index is hereby amended to include the following:

Exhibit III Certificate of Ownership merging JOMED Acquisition Corp. with and into EndoSonics Corporation as filed with the Office of the Secretary of State of the State of Delaware September 21, 2000.